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                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549



                           SCHEDULE 13G

            Under the Securities Exchange Act of 1934

                        (Amendment No. 2)*

                Exchange National Bancshares, Inc.
                         (Name of Issuer)

                  Common Stock - $1.00 par value
                  (Title of Class of Securities)

                           301309 10 0
                          (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Exchange National Bank of Jefferson City, Profit-Sharing Trust
          44 6007349

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     Not Applicable                          (a)  [  ]
                                             (b)  [  ]

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION
     Missouri


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5    SOLE VOTING POWER
     0

6    SHARED VOTING POWER
      0

7    SOLE DISPOSITIVE POWER
     69,704

8    SHARED DISPOSITIVE POWER
     0

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     69,704

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*
     Not Applicable

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     9.7%

12   TYPE OF REPORTING PERSON*
     EP


*SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1:

          (a)  Name of Issuer:  Exchange National Bancshares,
               Inc.

          (b)  Address of Issuer's Principal Executive Offices:

               132 East High Street
               Jefferson City, Missouri 65101

ITEM 2:

          (a) Name of Person Filing: This Schedule 13G is filed by the Exchange National Bank of Jefferson City
               Profit-Sharing Trust (the "Trust").

          (b)  Address of Principal Business Office or, if none,
               Residence: The business address for the Trust is 132 East High Street, Jefferson City, Missouri
               65101.

          (c)  Citizenship:   Missouri.

          (d) Title of Class of Securities: Common stock, par value $1.00 per share.

          (e)  CUSIP No.:  301309 10 0

ITEM 3:

          If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

          (a) (X) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee
               Retirement Income Security Act of 1974 or
               Endowment Fund.

ITEM 4:   Ownership (as of December 31, 1996)

          (a)  Amount beneficially owned:  69,704 shares.

          (b) Percent of class: The shares identified in paragraph (a) above as being beneficially owned by the Trust represent 9.7% of the 718,511 shares outstanding on December 31, 1996.

          (c)  Number of shares of which such person has:

               (i)  sole power to vote or to direct the vote:
                    0 shares.

               (ii) shared power to vote or to direct the
                    vote:  0 shares.

               (iii)     sole power to dispose or to direct the
                         disposition of:  69,704 shares.

               (iv) shared power to dispose or to direct the
                    disposition of:  0 shares.

ITEM 5:   Ownership of Five Percent or Less of a Class.

          Not applicable.

ITEM 6:   Ownership of More than Five Percent on Behalf of
          Another Person.

          The shares held by the Trust are held for the benefit of the Trust's participants.

ITEM 7:   Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on By the
          Parent Holding Company.

          Not applicable.

ITEM 8:   Identification and Classification of Members of the
          Group.

          Not applicable.

ITEM 9:   Notice of Dissolution of Group.

          Not applicable.

ITEM 10:  Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                            SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:         February 4, 1997



                              EXCHANGE NATIONAL BANK OF
                                   JEFFERSON CITY PROFIT-SHARING TRUST

                              By   The Exchange National Bank of
                                        Jefferson City


                              BY   \s\ David T. Turner
                                   David T. Turner, President